

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 21, 2017

Sean Folkson
President and Chief Executive Officer
NightFood Holdings, Inc.
520 White Plains Road, Suite 500
Tarrytown, NY 10591

Re: **NightFood Holdings, Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed July 11, 2017
File No. 333-216709

Dear Mr. Folkson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2017 letter.

Description of Securities, page 33

Warrants or Convertible Securities, page 34

1.	Your revised filing indicates that Black Forest Capital has assigned its interests in its convertible notes dated February 8, 2017 and March 23, 2017 to Skybridge Capital, LLC and that the aggregate principal amount of the assigned notes is $130,000. However, the Assignment Agreement filed as Exhibit 10.6 reflects a purchase price of $90,000. Please revise your disclosure to clarify this apparent discrepancy.

Exhibits

2. We note your response to prior comment 1 and reissue in part. Your response to prior comment 1 from our May 8, 2017 letter indicates that you amended the convertible promissory notes you entered with Black Forest to restrict its conversion rights. Please file these amended notes as exhibits to your registration statement. We were also unable to locate the amended promissory notes in the Form 8-K filed on May 23, 2017.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or me at 202-551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Frank J. Hariton, Esq.